SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 9)*

Image Sensing Systems, Inc.

(Name of Issuer)

Common Stock, $0.1 par value

(Title of Class of Securities)

45244C104

(CUSIP Number)

AB Value Management LLC

84 Elm Street

Westfield, NJ 07090

732-701-7008

(Name, Address and Telephone Number of the Person
Authorized to Receive Notices and Communications)

May 28, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued of following pages)

CUSIP No. 45244C104

1	NAME OF REPORTING PERSON AB Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 466,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 466,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,642
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.72%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45244C104

1	NAME OF REPORTING PERSON Andrew Berger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,616
	8	SHARED VOTING POWER 466,642*
	9	SOLE DISPOSITIVE POWER 113,616
	10	SHARED DISPOSITIVE POWER 466,642*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,258 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.84%
14	TYPE OF REPORTING PERSON IN

*	Consists of the Shares owned directly by AB Value Partners, LP

CUSIP No. 45244C104

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The aggregate purchase price of the 580,258 Shares beneficially owned by the AB Value Partners and Andrew Berger (“Mr. Berger”) is approximately $1,782,283.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 28, 2021, Mr. Berger, as the Manager of AB Value Management’s Separate Account, transferred ownership of 421,681 Shares that were held in the Separate Account to the owner of the account.

AB Value Management no longer claims beneficial ownership of these shares.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon approximately 5,354,337 Shares issued and outstanding, which is the total number of Shares outstanding as of August 1, 2015, as reported in Issuer’s 10-Q filed with the Securities and Exchange Commission on May 3, 2021.

As of the close of business on May 28, 2021, AB Value Partners directly owned 466,642 Shares, constituting approximately 8.72% of the Shares outstanding. By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners.

As of the close of business on May 28, 2021, Mr. Berger directly owned 113,616, constituting approximately 1.53% of the Shares outstanding.

(b) Each of the AB Value Partners and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by AB Value Partners.

CUSIP NO. 45244C104

(c) Schedule A annexed hereto lists all transactions in securities of the Issuer since the original Schedule 13D was filed by the Reporting Persons. All of such transactions were effected in the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 29, 2021, the Company announced that Mr. Berger will transition from Executive Chairman of Company to becoming the Chief Executive Officer of Autoscope Technologies Corporation, the holding Company which Image Sensing will be reorganized under, which will have the same members of the Board of Directors as Company.

Otherwise, Mr. Berger is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 2021

AB Value Partners, LP

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name:	Andrew Berger

Schedule A

Transactions in the securities of the Issuer since the filing of the Schedule 13D Amendment No. 8

Class of Security	Securities Purchased / (Sold)	Price Per Share	Date of Purchase/ Sale
Common Stock, $0.1 par value	(421,681)	—*	05/28/2021

*	Shares that were the subject of this transaction were transferred, not sold, and as a result no consideration was exchanged pursuant to the transaction.